1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

March 14, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Charles Garrison

Re:	1847 Holdings LLC Registration Statement on Form S-1 Filed February 7, 2014 File No. 333-193821

Dear Mr. Garrison:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 6, 2014, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of acquiring controlling interests in small to medium size businesses in a variety of different industries. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Response: In response to the Staff’s comment, we are providing a supplemental letter to the Staff with an explanation as to why Rule 419 does not apply to this offering. As explained in our supplemental letter, we believe that we are not a “blank check company” as defined in Section (a)(2) of Rule 419. To address the Staff’s other comments, we have revised the disclosure in the Registration Statement as appropriate. As revised, the Registration Statement provides sufficient disclosure demonstrating our status as a revenue generating operating company that is not a blank check company.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

March 14, 2014

Response: We advise the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act, by us or anyone authorized to do so on our behalf. In addition, no research reports about our company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our company’s offering.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We acknowledge the Staff’s comment and will provide copies of any graphics, maps, photographs, and related captions or other artwork including logos that we intend to use in the prospectus, and that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

Prospectus Cover Page, page 2

4.	Please reference the applicability of penny stock rules to transactions in your securities. We note your risk factor disclosure concerning penny stock regulations on page 39.

Response: We have revised the prospectus cover page of the Registration Statement to reference the applicability of penny stock rules to transactions in our securities.

March 14, 2014

Summary, page 4

Overview of Our Business, page 4

5.
We note your disclosure on page 5 that Mr. Roberts has been operating as a “fundless sponsor” for the past four years. Please clarify here, if true, that you intend to operate under this same strategy and that you do not intend to directly use proceeds from this offering to make acquisitions. Additionally, we note your disclosure that Mr. Roberts has acquired three businesses using this method. Please advise whether the two businesses that you acquired a 50% interest in were subject to this method. If so, please clarify whether these businesses have been fully funded at this point. If not, please disclose when you expect these businesses to be fully funded, the amount of time left to pay any remaining amounts owed, and, whether the original owners may take possession of the businesses if this obligation is not fulfilled. Further, please discuss Mr. Roberts’ relationship with the third entity and disclose any conflicts that might arise from his association with the third entity.

Response: With respect to our initial platform acquisitions, we expect that we will utilize the same fundless sponsor strategy that Mr. Roberts has employed in the past. We do not intend to directly use proceeds from this offering to make acquisitions. The two businesses that our management consulting company provides management-consulting services to (i.e., Pawn Plus, Inc. (“Pawn Plus”) and Christals Management LLC (“Christals Management”)) were each successfully acquired and financed utilizing a fundless sponsor strategy. Both such companies are currently fully funded. Supplementally, we would like to advise the Staff that Pawn Plus raised a total of $12.0 million in debt and equity financing transactions and Christals Management raised a total of $7.4 million in debt and equity financing transactions. The third entity mentioned in the Staff’s comment is Peekay Acquisition, LLC (“Peekay”), which is a bolt-on or add-on acquisition to Christals. Peekay was acquired for a purchase price of approximately $45.1 million. We do not believe that any conflict of interest exists with respect to the third company, Peekay, as it is a part of the Christals business and there is no separate advisory agreement with Peekay. We have revised our disclosure in the Registration Statement to reflect the foregoing information.

Our Manager, page 5

6.
We note your disclosure on page 6 that with respect to your management consulting business, you will pay your manager a flat quarterly fee of $43,750. Please tell us whether you expect sufficient revenues from your management consulting business to cover this fee. To the extent that you will use proceeds from this offering to pay this fee, please revise your disclosure accordingly.

Response: We expect to generate sufficient revenues from our management consulting business to pay our manager a flat quarterly fee of $43,750. Although we expect that our management consulting business will generate sufficient fees to cover the manager’s quarterly flat fee, if for any reason it does not, our manager has agreed that such fee will accrue until sufficient revenues are generated. We will not use the proceeds of this offering to pay our manager the quarterly management-consulting fee. We have updated our disclosure in the Registration Statement to reflect the foregoing.

March 14, 2014

7.
We note your disclosure on page 6, and elsewhere, that your manager has consummated 29 acquisitions since 2000. However, we note your disclosure on page 47 that your manager is a newly created entity. In addition, we note your disclosure on page 6, and elsewhere, that your management team has more than 60 years of combined experience in acquiring and managing businesses. However, we note that Mr. Roberts is your sole employee, and the only key employee of your manager. Please reconcile these disclosures. Further, please remove the reference to the combined experience of your management team.

Response: We have revised the disclosure to clarify that Mr. Ellery W. Roberts, sole manager of 1847 Partners LLC, which we refer to as our manager, has consummated 29 acquisitions since 2000. We have also removed the reference to the combined experience of our management team.

8.
We note your disclosure on page 7, and elsewhere, concerning your operating agreement. Please file the operating agreement as an exhibit to this registration statement or tell us why you believe you are not required to file it. Refer to Item 601(b)(10) of Regulation S-K.

Response: We did not file our original operating agreement because it had been superseded by our amended and restated operating agreement as of our initial filing. To address the Staff’s comment, however, we are filing the original operating agreement with the Registration Statement, as amended.

9.
We note your risk factors on pages 27 through 31, discussing the numerous risks associated with the management fees and profit allocation to be paid to your manager. Please revise your prospectus summary to identify the most significant risks associated with the management fees and profit allocation.

Response: We have revised the prospectus summary to identify the most significant risks associated with the management fees and profit allocation.

10.
We note your discussion of your board of directors on page 12. Please balance your disclosure here to state, if true, that shareholders will not have the ability to elect any directors, per your risk factor disclosure on page 19.

Response: In response to the Staff’s comment, we have revised the section of the Registration Statement entitled “Summary – Company Structure and History” to disclose that shareholders will not have the ability to elect any directors while our Chief Executive Officer holds a majority of our common shares.

March 14, 2014

Company Structure and History, page 12

11.
We note that you will distribute a Schedule K-1 to investors. Please add a risk factor to discuss the risk that the Schedule K-1 is complex and may result in a costly tax bill and that the Schedule K-1 may lead to a taxable event for an investor, even if they have not sold their securities.

Response: In response to the Staff’s comment, we have revised the Registration Statement to add additional disclosure to the risk factor entitled, “Risk Factors – Risks Related to Taxation – Our shareholders will receive an IRS Form K-1 and will be subject to taxation on their share of our company’s taxable income, whether or not they receive cash distributions from our company.”

Organizational Chart, page 13

12.
Please revise your chart to disclose that Mr. Roberts is the sole managing member of 1847 Partners Class A Member LLC and 1847 Partners Class B Member LLC, and that Mr. Roberts owns 98% and 100% of the entities, respectively. We note your disclosure to this effect on page 47. In addition, please disclose that Mr. Roberts is the sole managing member of your manager, 1847 Partners LLC, and please state the percentage of ownership that Mr. Roberts has of the entity. Further, please disclose the beneficial owners and their percentage of ownership of the remaining entities on the chart: PPI Management Group LLC, Christals Management LLC, PPI Acquisition Holdings LLC, and Peekay Acquisition LLC.

Response: We have revised our chart to disclose that Mr. Roberts is the sole managing member of 1847 Partners Class A Member LLC and 1847 Partners Class B Member LLC, and that Mr. Roberts owns 98% and 100% of the entities, respectively. In addition, we now disclose in the chart that Mr. Roberts is the sole managing member of our manager, 1847 Partners LLC. Mr. Roberts does not own any percentage ownership in our manager directly. Our manager has authorized Class A Membership Interests and Class B Membership Interests. We have revised the chart to indicate that 1847 Partners Class A Member LLC owns 100% of the Class A Membership Interests and the 1847 Class B Member LLC owns 100% of the Class B Membership Interests. Of course, Mr. Roberts indirectly controls both entities through his ownership interest in 1847 Class A Member LLC and 1847 Class B Member LLC. Further, we now disclose percentage ownership interest of the remaining entities on the revised chart other than PPI Acquisition Holdings LLC and Peekay Acquisition LLC. In the case of the latter two entities, they are our clients and our relationship to them consists of our advisory agreements and minority interests in them held by Mr. Roberts.

The Offering, page 15

13.	Please revise your discussion of your dividend and distribution policy to clarify that there is no guarantee that you will make distributions following this offering.

Response: We have revised the disclosure to state that there is no guarantee that we will make any dividends or distributions following this offering.

March 14, 2014

Risk Factors, page 19

14.
Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response: We have attempted to revise the disclosure to remove risk factors that might have appeared to be generic to any issuer or offering.

15.
We note that your auditors have issued a going concern opinion to your financial statements. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern. This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs and highlight that your current liabilities exceed your current assets.

Response: We have revised the Registration Statement to include the risk factor requested by the Staff’s comment.

16.
We note your disclosure on page 55 that the termination of the management services agreement will not affect your manager’s rights to receive profit allocations. Please include a risk factor to discuss the potential risks presented by this situation. Please also address the risk that you may incur significant fees if you terminate your management services agreement.

Response: We have revised the Registration Statement to include a new risk factor addressing the Staff’s comment.

Because our Chief Executive Officer controls …, page 19

17.
Please expand this risk factor to clarify that your Chief Executive Officer may establish his own compensation, revise the fees to be paid to affiliates, and issue shares to himself and his affiliates.

Response: We have revised the Registration Statement to revise the risk factor as requested in the Staff’s comment.

The management fee and profit allocation to be paid . . ., page 30

18.
We note your disclosure that any profit allocation may reduce the amount of cash available for distribution to your shareholders. If true, please revise this risk factor to state that the profit allocation may also significantly reduce the cash available for operations.

Response: We have revised the Registration Statement to revise the risk factor as requested in the Staff’s comment.

March 14, 2014

The offering price in this offering may not represent the value . . ., page 37

19.
We note your disclosure that the offering price may not represent the value of your common shares. We also note your disclosure on page 32 that the offering price should not be considered an indication of the actual value of the securities. Please revise your risk factor to affirmatively state that the offering price does not represent the value of your common shares.

Response: We have revised the Registration Statement to revise the risk factor as requested in the Staff’s comment.

Our Manager, page 47

Our Manager as a Service Provider, page 48

20.
Please provide a one page initial summary table that includes all of the fees payable to the manager or its affiliates. Additionally, we note your description of the fees to be paid and the examples provided. Please revise your disclosure to provide clearer descriptions of the fees to be paid, the circumstances under which such fees will be paid and when such fees will not be paid. Please ensure that all fee disclosure is presented in one section.

Response: We have revised the disclosure to provide an initial summary table that includes all of the fees payable to our manager under our Management Services Agreement, as amended, offsetting management services agreements, transaction services agreements, and profit allocations under our Amended and Restated Operating Agreement, dated April 15, 2013. We have also clarified and reorganized into one section all fee disclosure, titled “Our Manager – Our Relationship With Our Manager, Manager Fees, and Manager Profit Allocation“.

21.
In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision. Additionally, we note your disclosure on page 36 that you intend to pay the salary of your Chief Executive Officer. Please provide the disclosure required by Item 402 of Regulation S-K.

Response: We confirm that in future filings that require Item 404 of Regulation S-K disclosure, we will disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

March 14, 2014

With respect to disclosure required by Item 402 of Regulation S-K of any salary paid to our Chief Executive Officer, as disclosed in the Registration Statement, we expect that our manager will be responsible for all compensation to our Chief Executive Officer for any services performed for us. We will not reimburse our manager for any of our manager’s overhead expenses related to the services performed by our manager pursuant to the management services agreement, including the compensation of our Chief Executive Officer, which is encompassed by the management fee. We are therefore not responsible for the compensation of our Chief Executive Officer and have no control over any salary that our manager may elect to pay him.

In addition, please note that we have revised the disclosure that appeared on page 36 of the original Registration Statement to clarify that we will pay our manager, not our Chief Executive Officer.

Termination Fee, page 51

22.
We note your disclosure that a termination fee will be paid if your manager is terminated based on the vote of your board and your shareholders. However, on page 99, this appears to be required for at least two of the circumstances under which your manager may be terminated. Please revise, as appropriate, to clarify when this fee will be paid.

Response: We refer the Staff to the following disclosure on p. 51 of the Registration Statement: “We will pay our manager a termination fee upon termination of the management services agreement if such termination is based solely on a vote of our company’s board of directors and our shareholders; no other termination fee will be payable to our manager in connection with the termination of the management services agreement for any other reason.” On page 99 of the Registration Statement, only one circumstance is disclosed where the vote of a simple majority of our board and a simple majority of holders of our outstanding common shares (other than shares beneficially owned by our manager) would be sufficient to terminate our manager. Therefore, we are not aware of a discrepancy in our disclosure in this respect.

Offsetting Management Services Agreements, page 51

23.
We note your disclosure that your manager may provide other services for your businesses that would offset the management fee. Please explain the other services your manager might provide that would result in it receiving an “offsetting fee,” and please explain how you will be compensated in these situations.

Response: Our manager may enter into offsetting management services agreements with our future subsidiaries, which agreements would be in the form of Exhibit A to the Management Services Agreement that is filed as Exhibit 10.1 to our Registration Statement. We note that the Management Services Agreement that we filed with the Commission inadvertently omitted Exhibits A and Exhibit B. Accordingly, in our amended Registration Statement we have re-filed the Management Services Agreement with exhibits.

March 14, 2014

The services that our manager will provide to future subsidiaries under the offsetting management services agreements will include: conduct general and administrative supervision and oversight of the subsidiary’s day-to-day business and operations, including, but not limited to, recruiting and hiring of personnel, administration of personnel and personnel benefits, development of administrative policies and procedures, establishment and management of banking services, managing and arranging for the maintaining of liability insurance, arranging for equipment rental, maintenance of all necessary permits and licenses, acquisition of any additional licenses and permits that become necessary, participation in risk management policies and procedures; and (ii) oversee and consult with respect to the Company’s business and operational strategies, the implementation of such strategies and the evaluation of such strategies, including, but not limited to, strategies with respect to capital expenditure and expansion programs, acquisitions or dispositions and product or service lines.

See the section entitled “Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” for more information about the offsetting management services agreement.

The offsetting management fee paid to our manager for providing management services to a future subsidiary will vary. However, the management services agreement provides that the aggregate amount of offsetting management fees to be paid to our manager with respect to any fiscal quarter shall not exceed the management fee to be paid to our manager with respect to such fiscal quarter.

We have revised our disclosure on page 51 of the Registration Statement to provide additional information about the nature of the services to be provided, the fees to be paid to our manager by our future subsidiaries and that the services are to be provided pursuant to separate offsetting management services agreements the form of which is an exhibit to our Management Services Agreement.

Transaction Services Agreement, page 52

24.
Please revise your disclosure to provide examples of the types of transaction services your manager will provide pursuant to transaction services agreements. In addition, please indicate any similarities and differences between such services and the services that your manager will provide to you pursuant to the management services agreement. Further, please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file it.

Response: Our manager may enter into transaction services agreements with our future subsidiaries, which agreements would be in the form of Exhibit B to the Management Services Agreement that is filed as Exhibit 10.1 to our Registration Statement. We note that the Management Services Agreement that we filed with the Commission inadvertently omitted Exhibits A and Exhibit B. Accordingly, in our amended Registration Statement we have re-filed the Management Services Agreement with exhibits.

March 14, 2014

The services that our manager will provide to future subsidiaries under the transaction services agreements will include the following services that would be provided in connection with a specific transaction identified at the time that the Transaction Services Agreement is entered into: reviewing, evaluating and otherwise familiarizing itself and its affiliates with the business, operations, properties, financial condition and prospects of the future subsidiary and its target acquisition and preparing documentation describing the future subsidiary’s operations, management, historical financial results, projected financial results and any other relevant matters and presenting such documentation and making recommendations with respect thereto to certain of 1847 Partners’ affiliates.

See the sections entitled “Our Manager—Our Manager as a Service Provider—Transaction Services Agreements” of the Registration Statement for more information about the Transaction Services Agreements.

In connection with providing transaction services, our manager will generally receive a fee equal to the sum of (i) 2.0% of the aggregate purchase price of the target business up to and equal to $50.0 million, plus (ii) 1.5% of the aggregate purchase price of the target business in excess of $50.0 million and up to and equal to $100 million, plus (iii) 1.0% of the aggregate purchase price over $100 million, subject to annual review by our board of directors. The purchase price of a target business shall be defined as the aggregate amount of consideration, including cash and the value of any shares issued by us on the date of acquisition, paid for the equity interests of such target business plus the aggregate principal amount of any debt assumed by us of the target business on the date of acquisition or any similar formulation. The other terms and conditions relating to the performance of transaction services will be established in accordance with market practice.

We have revised our disclosure on page 52 of the Registration Statement to provide additional information about the nature of the services to be provided and compensation to be received by our Manager and that these services are to be provided pursuant to separate Transaction Services Agreements the form of which is an exhibit to our Management Services Agreement.

Manager’s Profit Allocation, page 52

25.	We note your disclosure on page 7 that the profit allocation has an equity-based component and a distribution-based component. Please revise this section to clarify these two components, or advise.

Response: We have revised the disclosure to clarify that there is no separate “equity-based component” of the profit allocation provisions of our allocation shares.

March 14, 2014

Supplemental Put Provision, page 59

26.	We note that if your manager is terminated, it may receive payment for the allocation shares it holds. Please disclose if it will receive payment, even if the manager is terminated for cause.

Response: We have revised the Registration Statement to disclose that if we terminate our manager, regardless of the reason for such termination, it would retain the right to exercise the put right and demand payment of the put price.

Plan of Operation, page 71

27.
We note your disclosure that you intend to pay salaries for assistants and analysts. Please revise your disclosure to provide more information regarding how you intend to use analysts in your business. Additionally, please reconcile this with your disclosure on page 77 that you will not have any employees other than Mr. Roberts.

Response: We have removed the disclosure referenced by the Staff to reconcile our disclosure and in light of our expectation that our manager will pay any of the referenced salaries.

Liquidity and Capital Resources of our Management Consulting Business, page 74

28.
We note your disclosure that you entered into a restricted stock purchase agreement with two consultants to the Company on September 15, 2013. Please identify the consultants and provide more detail concerning the services they provide to you. We note that on page 101, you identify Bevilacqua PLLC as one of the consultants. Further, please explain how the services provided by your consultants differ from the services you receive from your manager.

Response: We have revised the disclosure in the Registration Statement to identify the consultants and services provided. As disclosed, the services we expect to receive from the consultants will consist of corporate and securities legal advisory services, not operational and management services such as those provided by our manager.

Market Opportunity, page 77

29.
We note your disclosure regarding acquisition multiples for small to middle market businesses on page 77. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We will provide the Staff with the materials requested in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

March 14, 2014

Management, page 87

30.
For each named executive officer, director, or significant employee, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. This disclosure should be provided regarding their experience for at least the past 5 years. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. In addition, with reference to your disclosure on page 5 that Mr. Roberts has operated as a “fundless sponsor” for the past four years, please identify here which entity Mr. Roberts was employed by while working in this capacity.

Response: We have revised the disclosure to provide the information requested.

Financial Statements, page F-4

31.	We note that you are a development stage company. Please identify and label the financial statements as those of a development stage entity.

Response: We have revised the disclosure to identify and label the financial statements as those of a development stage entity.

Note 2 – Summary of Significant Accounting Policies, page F-8

32.
We note that you recorded revenues in the period ended December 31, 2013. Please tell us how this revenue was earned and your basis for recognizing it. Also, expand your disclosure to include a more detailed revenue recognition policy specific to your business.

Response: The Company's revenue for the period ending December 31, 2013 is based upon the completion of services under the management services agreements with PPI Management Group, LLC and Christals Management, LLC. Specifically, revenue is recognized when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists; (2) Service has occurred, customer acceptance has been achieved; (3) Our selling price to the buyer is fixed and determinable; and (4) Collection is reasonably assured. The Company recognizes revenue when services have been provided and collection is reasonably assured.

In addition, in response to the Staff’s comment, we have revised the disclosure under “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” to state the following: “Revenue will be recognized when it is realized or realizable and earned. Specifically, revenue will be recognized when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists; (2) Service has occurred, customer acceptance has been achieved; (3) Our selling price to the buyer is fixed and determinable; and (4) Collection is reasonably assured. The Company recognizes revenue when services have been provided and collection is reasonably assured.”

March 14, 2014

Note 4 – Investments, page F-9

33.
We note that 875,000 shares were issued in exchange for 50% interest in each of PPI Management Group, LLC and Christals Management LLC. Please expand your disclosure to further explain how you account for the investment interests. As part of your revised disclosure please also explain how you determined the value of the investments at the time of issuance and how you will value them going forward.

Response: In response to the Staff’s comment, we have revised the disclosure in the second paragraph under “Note 4 – Investments” to state the following: “Since PPI Management Group, LLC. and Christals Management LLC majority shareholder is also the majority shareholder of 1847 Management Services, Inc. the asset acquisition was treated as though it was between related parties and was not considered an arms length transaction under Generally Accepted Accounting Principles. The assets acquired in the agreement were transferred over at Mr. Roberts $6 investment cost of the PPI Management Group, LLC and Christals Management, LLC. interests.”

Note 6 – Equity, page F-10

34.
We note that 150,000 shares were issued for professional services that are recorded as deferred financing costs of $15,000 as of December 31, 2013. Please explain to us in further detail the nature of these deferred costs and the reason for capitalizing them. In your explanation also explain how you determined the fair value of the services to be performed.

Response: In response to the Staff’s comment, we have revised the disclosure in the second bullet point under “Note 6 – Equity – Common Shares” to state the following: “In September 2013, the Company issued 150,000 shares of its common stock for professional services. The Company recognized the fair market value of $15,000 based upon the values of professional services performed and such costs are capitalized as deferred financing costs in conjunction with and to be offset against the anticipated 2014 capital raise.”

Item 16. Exhibits, page II-3

35.
Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinion with the next amendment, please provide draft copies for us to review. The draft opinions should be filed as EDGAR correspondence

Response: We have filed all exhibits or will do so as promptly as possible. As we are not in a position to file our legal and tax opinions with this amendment to the Regisrtation Statement, draft copies are provided as Exhibits A and B to this letter, respectively.

March 14, 2014

Signatures, page 131

36.
If true, please identify Mr. Roberts as your controller or principal accounting officer and make similar revisions to your disclosure on page 87. Alternatively, please revise to identify your controller or principal accounting officer. Please refer to Instruction 1 to the Signatures section of Form S-1.

Response: We have revised the Registration Statement as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

Exhibit A

[ELLENOFF GROSSMAN & SCHOLE LLP LETTERHEAD]

 [•], 2014

1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

Re:	1847 Holdings LLC

Ladies and Gentlemen:

We have acted as special Delaware counsel for 1847 Holdings LLC, a Delaware limited liability company (the “LLC”), in connection with the matters set forth herein. At your request, this opinion is being furnished to you.

For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

(a) The Certificate of Formation of the LLC, dated January 22, 2013, as filed in the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on January 22, 2013 (the “LLC Certificate”);

(b) The Operating Agreement of the LLC, dated as of April 15, 2013, entered into by 1847 Partners LLC, as the sole member of the LLC (the “Initial Member”);

(c) The Amended and Restated Operating Agreement of the LLC, dated as of April 15, 2013, entered into by the Initial Member (the “LLC Agreement”);

(d) The Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 7, 2014, as amended on [•], 2014, including a related preliminary prospectus (the “Prospectus”), relating to the registration of 500,000 Common Shares of the LLC (each, a “Common Share” and collectively, the “Common Shares”) (the “Registration Statement”); and

(e) A Certificate of Good Standing for the LLC, dated October [•], 2013, obtained from the Secretary of State.

Capitalized terms used herein and not otherwise defined are used as defined in the LLC Agreement.

For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (e) above. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

March 14, 2014

For purposes of this opinion, we have assumed (i) that the LLC Agreement and the LLC Certificate will be in full force and effect and will not have been amended as of the date on which the Common Shares are issued, (ii) that each of the parties (other than the LLC) to the documents examined by us has been duly created, organized or formed, as the case may be, and is validly existing in good standing under the laws of the jurisdiction governing its creation, organization or formation, (iii) the legal capacity of natural persons who are signatories to the documents examined by us, (iv) that each of the parties (other than the LLC) to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents, (v) that each of the parties to the documents examined by us will have duly authorized, executed and delivered such documents as of the date on which the Common Shares are issued, (vi) that each Person to whom a Common Share is to be issued by the LLC (each, a “Common Share Holder” and collectively, the “Common Share Holders”) will receive a Common Share Certificate for such Common Share and will pay for the Common Share acquired by it, in accordance with the LLC Agreement and the Registration Statement, (vii) that the books and records of the LLC set forth the names and addresses of all Persons to be admitted as members of the LLC and the dollar value of each such member’s contribution to the LLC, and (viii) that the Common Shares are issued and sold to the Common Share Holders in accordance with the Registration Statement and the LLC Agreement. We have not participated in the preparation of the Registration Statement or the Prospectus and assume no responsibility for their contents, other than this opinion.

This opinion is limited to the laws of the State of Delaware (excluding the blue sky laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1. The LLC has been duly formed and is validly existing in good standing as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “LLC Act”).

2. The Common Shares will be validly issued and, subject to the qualifications set forth in paragraph 3 below, fully paid and nonassessable limited liability company interests in the LLC.

3. A Common Share Holder shall not be obligated personally for any of the debts, obligations or liabilities of the LLC, whether arising in contract, tort or otherwise, solely by reason of being a member of the LLC, except as a Common Share Holder may be obligated to repay any funds wrongfully distributed to it. We note that a Common Share Holder may be obligated pursuant to the LLC Agreement to (i) pay taxes or other governmental charges in connection with the transfer of Common Shares, and (ii) pay taxes or other governmental charges and other expenses (including the fees and expenses of the Transfer Agent) in connection with the issuance of replacement Common Share Certificates.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In addition, we hereby consent to the use of our name under the heading “Legal Matters” in the Prospectus. In giving the foregoing consents, we do not thereby admit that we come within the category of persons or entities whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Exhibit B

[ELLENOFF GROSSMAN & SCHOLE LLP LETTERHEAD]

________ __, 2014

1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

Re:	Opinion of Ellenoff Grossman & Schole LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to 1847 Holdings LLC, a Delaware limited liability company (the “Company”), in connection with the offering of common shares of the Company described in the registration statement on Form S-1 (Registration No. 333-______), initially filed by the Company with the Securities Exchange Commission (the “SEC”) on [February 7, 2014] pursuant to the Securities Act of 1933 (as such registration statement has been amended through the date hereof and together with the documents incorporated by reference therein, the “Registration Statement”). Capitalized terms used but not defined herein have the meanings specified in the Registration Statement unless otherwise indicated.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including the Registration Statement and the other documents described in the Registration Statement. In addition, this opinion relies upon a certificate containing certain factual representations and covenants of an officer of the Company (the “Officer Certificate”).

For purposes of our opinion, we have not independently verified any of the facts, representations and covenants set forth in the Officer Certificate or in any other document. Consequently, we have, assumed, and relied on representations, that the information presented in the Officer Certificate and other documents, or otherwise furnished to us, accurately and completely, as of the date hereof, describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true and will continue to be true without regard to any qualification as to materiality, knowledge or belief. In the course of our representation of the Company, we have not been made aware of any facts inconsistent with such statements, representations and covenants or our assumptions herein. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants as well as the other assumptions we have made which are specified herein. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein, or in the Officer Certificate or any other document may affect the validity of our opinion set forth herein.

March 14, 2014

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not materially differ from such drafts.

Without otherwise limiting any other assumptions, qualification or exceptions specified herein, our opinion is also based on the accuracy of the following assumptions: (i) there will be no changes in the applicable laws of the State of Delaware that would have the effect of altering the facts upon which the opinion set forth below is based, (ii) no action will be taken by the Company after the date hereof that would have the effect of altering facts upon which the opinion set forth below is based, (iii) the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of the parties with respect to the Offering and (iv) there will be no change in applicable United States federal income tax law or its judicial or administrative interpretation, from the date hereof through the dates of sale of any securities pursuant to the Offering.

Based upon and subject to the foregoing, and subject to the qualifications stated herein, we are of the opinion that, as of the date hereof, the Company will be classified as a partnership, and not as an association or publicly-traded partnership taxable as a corporation, for U.S. federal income tax purposes.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and Regulations by the courts and the Internal Revenue Service (the “IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing could adversely affect our opinion set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue, or that a court will not sustain such a position if asserted by the IRS.

We express no opinion on any issue relating to the Offering or with respect to any other United States federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality, other than as expressly stated above. This opinion is expressed as of the date hereof, and we are under no obligation to, and we do not intend to, supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

We recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of their investments which may vary for investors in different tax situations.

We hereby consent to (i) the reference to this opinion in the Registration Statement, (ii) the filing of this opinion with the SEC as an exhibit to the Registration Statement, and (iii) the references to us in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder.

Very truly yours,

1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

March 14, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Charles Garrison

Re:         1847 Holdings LLC
Registration Statement on Form S-1
Filed February 7, 2014
File No. 333-193821

Dear Mr. Garrison:

We hereby submit the supplemental responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 6, 2014, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

At the Staff’s request, we are supplementally providing a detailed explanation as to why Rule 419 of Regulation C does not apply to this offering.

We are not a “blank check company.”  Instead, we operate a management consulting business that generates annual revenues of approximately $175,000.  Our Chief Executive Officer devotes a considerable amount of his business time to the operations of our management consulting business.  Our management consulting business is operated through our subsidiary, 1847 Management.  Its operations consist of a consulting and advisory services business focused on providing management consulting, finance, marketing, operational and strategic planning, relationship access, corporate development and merger and acquisition analysis services to the executive management teams that operate the Pawn Plus and Christals businesses.   We receive annual fees that are expected to be $175,000 in 2014.  We acquired our management consulting businesses on September 15, 2013 and generated revenues during the short period from September 15, 2013 through December 31, 2013 of $43,750.

March 14, 2014

Although we expect to grow through acquisitions of platform companies that will become our subsidiaries and that we will develop, advise and operate, unlike a blank check company, we currently operate a revenue generating management consulting business and we are not focused on finding an acquisition target that will become our only business going forward. We expect to buy and operate several different businesses in the future and we expect to continue to operate our management consulting business in the future even after we make acquisitions of platform companies.  Unlike a blank check company, our management team and control structure will continue after these acquisitions.  In the case of a blank check company, the management team of the blank check company almost invariably resigns upon acquisition and a new management team of the target company becomes the management team of the surviving company following the business combination.  In our case, management and control will be the same before and after the acquisitions (our Manager will maintain control of the Company before and after any acquisition) that we undertake and our management consulting business will continue to operate as well.

We believe that as a matter of law, that we are not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), defines the term “blank check company” to mean any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  The definition of “blank check company” in Section (a)(2) of Rule 419 is: “(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) Is issuing ‘penny stock,’ as defined in Rule 3a51-1.”

As disclosed in our Registration Statement, our business is a combination of (1) our operating and revenue generating management consulting business and (2) a business plan involving the acquisition and management of a group of small and middle-market businesses that will become our subsidiaries and that we will operate and grow over time.  Our current operations are disclosed in detail under the section “Our Management Consulting Business” of the Registration Statement, as amended.  Notwithstanding our status as a development stage company, as disclosed in the Registration Statement and in more detail above, our management consulting business generated $43,750 in revenues for the fiscal year ended December 31, 2013.  As disclosed, we expect to maintain this business and continue to generate revenues from it after any acquisitions that we may make in the future.  Although it is acknowledged in several places in the Registration Statement that our current operations have not yet generated substantial revenues and that we do not expect to expand revenues substantially from these particular operations, they are nonetheless indicative of substantial operations inconsistent with the applicable definitions of a blank check company.  Moreover, as stated in a number of places in the Registration Statement, as amended, including “Our Business,” on page 74, these operations clearly illustrate our intended business plan in action and as part of “an initial step in our plan to acquire small to medium size businesses in a variety of different industries.”  Investors can use the related disclosure of our current management consulting business to understand the types of businesses that we consider appropriate to become platform companies in accordance with our business plan, and make an informed investment decision in part on that basis.

March 14, 2014

We disagree with the part of the Staff’s comment that we have not provided “a specific plan of operations for the next twelve months.”  A twelve-month plan of operation was disclosed on pages 71 through 73 of the original Registration Statement, and such plan included specific dollar amounts allocated to specific items of expenses for each month of a 12-month period.  Further, as disclosed in “Management’s Discussion and Analysis of Financial Condition and Plan of Operation,” and “Our Business,” we have disclosed material aspects of our specific business plan, including that we plan to derive profits from the management and disposition of acquired businesses generally generating annual cash flow of up to $10 million.  We believe that the above disclosure provides a sufficiently specific discussion of our intended acquisition and management business to indicate a specific plan or purpose.  Moreover, nowhere in the Registration Statement does the Company indicate that its business plan is to merge with an “unidentified” company or companies, or other entity or person.  Therefore, under Section 7(b)(3) of the Securities Act and Section (a)(2) of Rule 419, the Company is not a blank check company.

We also note that the Staff’s comment quoted selected text from Securities Act Release No. 33-6932 (April 28, 1992) (the “Release”) in support of its comment.  In response, we would like to direct the Staff to the following selected text in the Release, in II. DISCUSSION OF THE RULES, A. Scope of Rule 419: “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.”  Not only do we have an operating management consulting business that is generating revenues, but our other plans to acquire and operate platform businesses can be considered a start-up business portion of our business with specific business plans as referenced above.  Therefore, under the Commission’s own interpretation of Section 7(b)(3) of the Securities Act, the Company should not be viewed as a blank check company.

In light of the foregoing, we believe that our business plan is not commensurate in scope with the uncertainty ordinarily associated with a blank check company.  As such, Rule 419 does not apply to this offering.  Revision of our disclosure throughout the Registration Statement to comply with Rule 419 would be unnecessary and arguably misleading.

March 14, 2014

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely, 1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.